SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s press release dated August 24, 2005 re. French Competition Council and ORANGE.

Paris, August 24, 2005

Further to the publication of elements in today’s issue of “Le Canard Enchaine” relating to an enquiry that is being carried out by the French competition council (Conseil de la Concurrence), Orange, which firmly denies the existence of any arrangement between mobile carriers, would like to underline the following points:

☐	The current proceedings are subject to pre-hearing secrecy conditions. As such, Orange is not able to make any comments at this stage. Orange is reserving the fundamentals of its case for the competition council, with which it is currently developing its defense. These are based on specific legal elements and numerous economic studies and analyses, which contradict the theory put forward for the manipulation of the mobile market and a freeze on market shares.

☐	Orange would like to highlight the fact that the idea of “manipulating” a market of 45 million clients using some 20,000 points of sale is totally unrealistic. During the period in question, 20% of clients changed operators on average each year. In addition, half of the points of sale distributing mobile packages do not belong to operators, but are independent distributors or mass retail groups, which are constantly putting the offers of the various mobile operators into competition with one another.

☐	Orange would like to indicate that France Telecom, through a spokesperson, has formally stated that: “there has never been any mention or indication of any “Market Share Yalta” at any meetings of its Executive Committee”, and more specifically the meeting on October 28, 2002.

☐	Furthermore, Orange would like to contribute to reestablishing a more accurate image for the mobile sector in France, which has invested more than 60 billion euros over 10 years, generating some 250,000 jobs. In this way, consumers have continued to benefit from the clearly competitive nature of this market.

☐	In addition, Orange would like to point out that the number of mobile telephone users in France has increased sevenfold in seven years. More specifically, consumers enjoyed a reduction in prices of over 40% between 1998 and 2002, as noted in a report drafted by the French telecommunications regulator (Autorité de Régulation des Télécommunications), profiting from the effects of the commercial battle between operators on a daily basis.

☐	The level of prices for the average mobile consumption basket in France are lower than in the main European countries, including the United Kingdom (Omsyc report dated 2004). Compared with their neighbors, French consumers notably benefit from free services and the wide-scale development of unlimited packages: voicemail calls, far and away the most frequently used mobile service among consumers, are free in France, whereas they are charged for in most other European countries. Indeed, the French are the second biggest consumers of mobile communications in Europe, behind Finland.

☐	With regard to SMS, package prices have fallen 50% over two years, with Europe’s lowest unit prices to be found on the French market.

☐	Today, with 11 mobile operators, the French mobile market has one of the highest number of operators in Europe. As far as new mobile services are concerned, thanks to the dynamic competitive environment and the massive investments made on new networks (3G), France is ranked number three worldwide and number one in Europe in terms of mobile multimedia use. With 50 television channels available live on client mobiles, Orange World TV is now the world’s biggest portal, coming in ahead of Korea.

Press contact:

+33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 25, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information